Goodwin Procter LLP Counsellors at Law 901 New York Avenue, NW Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

December 21, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Laura E. Hatch

Re:	Columbia Frontier Fund, Inc. (File No. 811-04078)

Columbia Government Money Market Fund, Inc. (File No. 811-02650)

Seligman Value Fund Series, Inc. (File No. 811-08031)

Columbia Seligman Communications and Information Fund, Inc. (File No. 811-03596)

Seligman Global Fund Series, Inc. (File No. 811-06485)

Dear Ms. Hatch:

We are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on December 8, 2010 with respect to the preliminary joint proxy statement (the “Proxy Statement”) for the registrants listed above (collectively, the “Registrants”) filed with the Commission on December 1, 2010 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.

For convenience of reference, we have set forth each of the Staff’s comments below, followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated. Deletions are marked by strike-throughs, and additions by underlining.

Important Information to Help You Understand and Vote on the Proposals

1.	Comment: Please explain how adding Board members can lead to cost efficiencies, as disclosed on page iii of the Proxy Statement.

Response: The relevant portion of the Proxy Statement has been revised to read as follows:

“In this regard, even though the Columbia RiverSource Board that oversees each Fund would be larger and cause the portion of the fund complex overseen by it to pay more in director/trustee compensation in the aggregate, reducing the number of separate boards overseeing a fund complex can lead to operational efficiencies by reducing the number of board meetings, minimizing inconsistencies in governance and oversight matters, and streamlining the resources needed to support board reporting and interaction.”

Securities and Exchange Commission

VIA EDGAR

2.	Comment: On page ii of the Proxy Statement, please revise the disclosure to include the number of directors/trustees currently serving on the Columbia RiverSource Boards.

Response: The relevant portion of the Proxy Statement has been revised to read as follows:

“In order to effect the consolidation, each Board Governance Committee and its respective full Columbia RiverSource Board have nominated the 16 individuals listed in the Joint Proxy Statement, which includes the 9 individuals currently serving as directors/trustees on the Columbia RiverSource Boards, for election to the Columbia RiverSource Boards, each to hold office for an indefinite term.”

3.	Comment: On page ii of the Proxy Statement, please revise the disclosure to provide more information on the differences between the Proposed IMS Agreement and a Fund’s existing Investment Management Services Agreement.

Response: The relevant portion of the Proxy Statement has been revised to read as follows:

“The Proposed IMS Agreements include certain changes to the terms and conditions of the Funds’ Current IMS Agreements. As further described in the accompanying Joint Proxy Statement, these changes include, among other things, the elimination of a list of specific expenses that a Fund is responsible for in favor of a general obligation of the Fund to bear any operating expenses incurred (though there will be no actual change in the allocation of expenses between Columbia Management and a Fund) and a change in governing law from Minnesota to Massachusetts. As noted above, the Funds are expected to receive at least the same level and quality of services as those received under the Current IMS Agreements and there are no proposed fee rate changes under the Proposed IMS Agreements that could result in an increase in the investment advisory fee rates payable under the Current IMS Agreements.”

4.	Comment: As required by Schedule 14A, please include the rate of compensation of the investment adviser.

Response: The table in Appendix G has been revised to include a column listing each Fund’s current effective investment advisory fee rate.

Securities and Exchange Commission

VIA EDGAR

Appendixes

5.	Comment: Please revise the disclosure to include information on commissions paid to any affiliated brokers during each Fund’s most recent fiscal year.

Response: The Proxy Statement has been revised to state that the Funds “paid no commissions to any affiliated brokers during each Fund’s most recent fiscal year” under “Other Information—Current Service Providers.”

6.	Comment: In Appendix E, please revise the disclosure to indicate whether any investment advisory fees have been waived, reduced or otherwise agreed to be reduced.

Response: The requested changes have been made.

***************

Each Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement. Each Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement. Each Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at 202-346-4530.

Sincerely,

/s/ Marco E. Adelfio

Marco E. Adelfio

cc:	Christopher O. Petersen, Esq.

Robert M. Kurucza, Esq.